UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   January 10, 2011

S&W SEED COMPANY
_____
(Exact Name of Registrant as Specified in Its Charter)

Delaware
_____
(State or Other Jurisdiction of Incorporation)

001-34719	27-1275784
(Commission File Number)	(IRS Employer Identification No.)

25552 South Butte Avenue	
Five Points, CA	93624
(Address of Principal Executive Offices)	(Zip Code)

(559) 884-2535
_____
(Registrant's Telephone Number, Including Area Code)

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   **Other Events**

On January 10, 2011, the Company issued a press release entitled "S&W Seed Seeks Acquisitions and Marketing Alliances." The text of the press release is furnished as Exhibit 99.1 hereto.

Item 9.01.   **Financial Statements and Exhibits.**

Exhibit	Description
99.1	Press Release of S&W Seed Company dated January 10, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

S&W SEED COMPANY

By: /s/ Matthew K. Szot
           Matthew K. Szot
           Vice President Finance and Chief Financial Officer

Date: January 10, 2011